Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated July 13, 2020

to

Prospectus dated April 17, 2020

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 17, 2020 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 36 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of August 1, 2020;

•	to disclose the calculation of our June 30, 2020 net asset value (“NAV”) per share for all share classes; and

•	to provide updates on our portfolio.

August 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2020 (and repurchases as of July 31, 2020) is as follows:

Transaction Price (per share)
Class S	$25.2568
Class T	$25.0533
Class D	$25.0787
Class M	$25.1413
Class I	$24.5640
Class F*	$24.9403
Class Y*	$24.5901

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The August 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since June 30, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for June 30, 2020.

The following table provides a breakdown of the major components of our total NAV as of June 30, 2020 (dollar amounts in thousands):

Components of NAV	June 30, 2020
Loans receivable	$616,705
Mortgage-backed securities, at fair value	15,570
Cash and cash equivalents	61,309
Restricted cash	3,935
Other assets	2,305
Collateralized loan obligation, net of deferred financing costs	(322,611)
Repurchase agreements payable, net of deferred financing costs	(114,367)
Accrued stockholder servicing fees (1)	(106)
Other liabilities	(10,295)

Net asset value	$252,445

Number of outstanding shares	10,073,020

(1)	Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of June 30, 2020, we accrued under GAAP $12,159 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$102,448	$30,757	$13,225	$43,030	$37,129	$22,386	$3,470	$252,445
Number of outstanding shares	4,056,257	1,227,672	527,336	1,711,536	1,511,524	897,579	141,116	10,073,020

NAV per Share as of June 30, 2020	$25.2568	$25.0533	$25.0787	$25.1413	$24.5640	$24.9403	$24.5901

Portfolio Update

As of June 30, 2020, we had not recorded any impairments or non-accruals in our loan portfolio, which represented approximately 97.5% of our total investments as of such date. Further, approximately 70% of our senior secured loan portfolio had reserves equal to 3 months or more of debt service. We did not make any new loans in June, although we have begun quoting new transactions. The change in our NAV per share during June 2020 was driven primarily by unrealized appreciation in our commercial mortgage-backed securities, or CMBS. Our CMBS, all of which are investment grade and held on an unlevered basis, represented approximately 2.5% of our total investments as of June 30, 2020.